Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS
The following table sets forth our ratio of earnings to fixed charges for the years ended December 31 2004, 2005, 2006, 2007, and 2008. As earnings were inadequate to cover the combined fixed charges, we have provided the average deficiency amounts.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Earnings:
Net loss	$(32,979)	$(21,923)	$(26,760)	$(9,172)	$(32,402)
Add: Fixed Charges	664	650	696	660	693

Earnings as defined	$(32,315)	$(21,273)	$(26,064)	$(8,512)	$(31,709)

Fixed Charges:
Interest expensed	$228	$189	$69	$—	$—
Estimated interest component of rent	436	461	627	660	693

Total fixed charges	$664	$650	$696	$660	$693

Ratio of earnings to fixed charges	—	—	—	—	—

Coverage deficiency	$(32,979)	$(21,923)	$(26,760)	$(9,172)	$(32,402)